FOR IMMEDIATE RELEASE

CONTACT:
Tel: 604-685-5200
Email: info@Lbix.com

LEADING BRANDS, INC.
Announces the
STOKED™ ENERGY GAMER CHALLENGE™

Featuring

Activision, Inc.’s Call of Duty®4: Modern Warfare™

Vancouver, Canada, February 26, 2008- Leading Brands, Inc. (Nasdaq: LBIX),
North America’s only fully integrated healthy beverage company, announces the STOKED™ ENERGY GAMER CHALLENGE™, an exciting new campaign featuring Activision, Inc.’s Call of Duty® 4: Modern Warfare™.

The STOKED™ ENERGY GAMER CHALLENGE™ will run from March 15 through June 15, 2008. Residents of both the United States and Canada will compete to earn points both by answering general knowledge questions, trivia questions about Call of Duty® 4: Modern Warfare™ and referring their friends. Each point earned becomes an entry in the Challenge. The more points earned, the higher the odds of winning. Void where prohibited.

At the conclusion of the STOKED™ ENERGY GAMER CHALLENGE™ one lucky participant will be drawn at random to win the Escalating Prize Pack™. Stoked™ Energy will initially seed the Escalating Prize Pack™ with $10,000 in cash and invite donations from all corners of North America to build its value throughout the Challenge period. Who knows how large the Escalating Prize Pack™ will get? Truly, the sky is the limit. You can apply to make a donation of cash, merchandise, gift certificates, just about anything, to the Escalating Prize Pack™, at www.StokedEnergy.com.

Contest details and official rules will be published at www.StokedEnergy.com. If you wish to receive an email reminding you to register for the STOKED™ ENERGY GAMER CHALLENGE™ on the eve of March 15, 2008, please enter your email address in the appropriate box at www.StokedEnergy.com. Questions change daily, so the more questions that you answer correctly, the more Challenge entries you will receive. Enter early, refer all your friends and play every day.

Stay tuned for more details.

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, STOKED™ Energy Drinks, Die Hard™ Sports Energy Drinks, INFINITE Health® Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS) ™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

About Activision, Inc.

Headquartered in Santa Monica, California, Activision, Inc. is a leading worldwide developer, publisher and distributor of interactive entertainment and leisure products. Founded in 1979, Activision posted net revenues of $1.5 billion for the fiscal year ended March 31, 2007.

With its popular game franchises including Call of Duty®, Guitar Hero®, Spider-Man®, SHREK®, Tony Hawk® and Quake®, amongst others, Activision maintains operations in the U.S., Canada, the United Kingdom, France, Germany, Ireland, Italy, Sweden, Spain, the Netherlands, Australia, Japan and South Korea. More information about Activision and its products can be found on the company's World Wide Web site, which is located at www.activision.com. Activision Publishing, Inc. is not a sponsor of this Sweepstakes. Activision's name and logo, and/or the "Call of Duty 4: Modern Warfare" name, logo, and/or materials are used for the purposes of promotion and/or prize description only and such use is not intended to suggest or imply Activision's participation, sponsorship, endorsement, or approval of this Sweepstakes.

Safe Harbor

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2008 Leading Brands, Inc.

This news release is available at www.LBIX.com